

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Sizhen Wang
Chief Executive Officer
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

> **Re: Genetron Holdings Limited**
> **Annual Report on Form 20-F**
> **Filed April 29, 2022**
> **File No. 001-39328**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page iii

1.	We note that your definition of "China" and the "PRC" specifically excludes Hong Kong and Macau for the purpose of your annual report. Please clarify that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong and Macau. Please revise the definitions of "China" and the "PRC" to include Hong Kong and Macau; however, you may clarify that "China" or the "PRC" does not include Hong Kong or Macau when you reference specific laws and regulations adopted by the PRC. Additionally, please ensure that you address throughout your filing material legal and regulatory risks associated with your operations in Hong Kong and Macau as applicable.

Explanatory Note, page 3

2. We note your statement that you face legal and operational risks and uncertainties as a company based in China. Your disclosure should make clear that your structure involves unique risks to investors and should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Your disclosure should also address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act ("HFCAA") and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In your revisions, please also disclose here and throughout, as appropriate that you were identified by the Commission on May 26, 2022 under the HFCAA. Refer to https://www.sec.gov/hfcaa. Please also revise to reflect your disclosure elsewhere in the document that the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, which could reduce the period before your ADSs could be prohibited from trading and/or delisted.

4. Please revise this section to provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. We note your disclosure that you are the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control, effective control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE

have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Item 3. Key Information
3.D. Risk Factors, page 11

6.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you have previously registered for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

7.   Please revise your summary of risk factors to reflect your disclosure on page 53 indicating that your senior officers and directors reside in China "for a significant portion of the time" and that it may be difficult to bring any actions against, or to enforce any judgments obtained from foreign courts against, the company or the company's officers and directors in China.

8.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information on the Company, page 72

9.   Please revise your disclosure on pages 132-34 to describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the

company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

10.   Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 5. Operating and Financial Review and Prospects
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Research and development expenses, page 141

11.   We note the significant increase in your research and development expenses during 2021, and during the subsequent quarter, and that you appear to have multiple programs/research projects in varying stages of development. Please confirm that you will revise future filings to include more details about your research and development expenses for each period presented, including but not limited to, a breakdown by program/research project area as well as by the nature of the expenses. In addition, in discussing the specific factors that resulted in significant changes during each reporting period, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Please provide us with the proposed presentation you intend to include in future filings.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

Sizhen Wang
Genetron Holdings Limited
August 16, 2022
Page 5

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Xuelin Wang, Ph.D.